SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

March 20, 2009

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D. C. 20549

Attn:	Sharon M. Blume
Assistant Chief Accountant

Re:	Security National Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 0-9341

Dear Ms. Blume:

Security National Financial Corporation (the “Company”) hereby supplements its responses to its previous response letters dated February 20, 2009, January 15, 2009, November 6, 2008, and October 9, 2008.  With this supplemental response is provided as additional information concerning the Company’s mortgage loan operations and the appropriate accounting that the Company follows in connection with such operations.

The Company has also included in this response the table that was part of its November 6, 2008 reply to the Securities Exchange Commission to assist in explaining the methodology that the Company follows in determining fair value of the mortgage loans repurchased.  In the table the Company has changed the heading “Loan Principal Amount” to “Unpaid Principal Amount on Date of Repurchase.”  In addition, the Company has added two columns showing the “Fair Value at Repurchase Date” and the “Unrecognized Gains and (Losses)” with respect to the mortgage loans.

The fair value at the repurchase date was based upon the following criteria:

•	For loans where there was a market, the Company used the market price on the repurchase date;

•	For loans where there was no market but there was a similar product, the Company used the market value for the similar product on the repurchase date; and

•
For loans where no market existed on the repurchase date, the Company determined the unpaid principal balance that best approximated the market value on the repurchase date, after considering the fair value of the underlying real estate collateral and the estimated future cash flows.

The appraisal of the collateral of the original loans adds significance to the Company’s determination of fair value because if any of the loans become delinquent the Company has sufficient value to collect the unpaid principal balance or the carrying value of the loans.

In determining the fair value on the date of repurchase, the Company considered the total value of all of the mortgage loans because any sale of loans would be made as a pool.  As shown on the table, the total fair value at the date of repurchase was $36,379,793, which is in excess of the cost of $36,290,743. The repurchased mortgage loans were recorded at the cost of the outstanding principal balance of the loans. The aggregate fair value of the repurchased loans was $89,050 greater than the outstanding principal balance of the loans. This excess of the fair value over the cost of the mortgage loans was not recognized.

The enclosed table is the quantitative lower of cost or market analysis, which has been reviewed by the Company’s independent registered public accounting firm.

In connection with the Company’s responses to the comments, the Company hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

/s/ Stephen M. Sill

Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer

			Unpaid			Date
			Principal			Transferred
	Date		Amount	Fair Value at	Unrecognized	to Mortgage
	Originally	Date	on Date of	Repurchase	Gains	Loans Held
Loan No.	Sold	Repurchased	Repurchase	Date	(Losses)	for Investment	Comment
0000359018	1/3/2007	5/25/2007	$80,618	$80,215	$(403)	5/25/2007
0000353101	1/8/2007	4/5/2007	336,179	337,019	840	4/5/2007
0000359820	1/8/2007	7/5/2007	97,266	97,266	-	7/5/2007
0000358565	1/10/2007	4/6/2007	98,024	98,514	490	4/6/2007
0000361386	1/24/2007	4/19/2007	272,520	276,949	4,428	4/19/2007
0000361909	1/26/2007	4/18/2007	118,526	118,378	(148)	4/18/2007
0000362032	1/26/2007	5/25/2007	221,139	216,440	(4,699)	5/25/2007
0000360538	2/1/2007	7/5/2007	151,384	148,924	(2,460)	7/5/2007
0000364462	2/14/2007	4/19/2007	176,512	176,070	(441)	4/19/2007
0000364111	2/16/2007	4/19/2007	140,230	140,581	351	4/19/2007
0000365108	2/22/2007	7/5/2007	228,779	228,493	(286)	7/5/2007
0000363101	2/28/2007	5/16/2007	343,754	340,316	(3,438)	5/16/2007
0000363543	3/1/2007	5/16/2007	229,188	232,625	3,438	5/16/2007
0000363163	3/2/2007	5/25/2007	283,182	287,430	4,248	5/25/2007
0000367001	3/6/2007	7/5/2007	413,528	411,978	(1,551)	7/5/2007
0000366253	3/13/2007	7/18/2007	165,249	160,498	(4,751)	7/18/2007
0000367878	3/19/2007	7/23/2007	94,479	93,298	(1,181)	7/23/2007
0000368126	3/22/2007	6/8/2007	76,734	77,309	576	6/8/2007
0000368489	3/22/2007	7/5/2007	93,720	92,782	(937)	7/5/2007
0000369548	3/22/2007	7/18/2007	223,105	219,480	(3,625)	7/18/2007
0000369672	4/2/2007	7/18/2007	407,882	404,823	(3,059)	7/18/2007
0000371240	4/5/2007	4/5/2007	212,093	214,479	2,386	4/5/2007
0000371402	4/5/2007	4/5/2007	139,194	141,977	2,784	4/5/2007
0000370997	4/17/2007	7/25/2007	114,759	116,337	1,578	7/25/2007
0000372876	4/20/2007	8/3/2007	260,916	249,501	(11,415)	8/3/2007
0000371498	4/26/2007	7/25/2007	426,805	424,671	(2,134)	7/25/2007
0000373738	5/3/2007	7/25/2007	260,564	259,261	(1,303)	7/25/2007
0000373805	5/3/2007	8/3/2007	324,505	322,477	(2,028)	8/3/2007
0000373859	5/3/2007	7/25/2007	262,122	256,224	(5,898)	7/25/2007
0000372868	5/4/2007	8/15/2007	161,550	160,338	(1,212)	8/15/2007
0000377442	5/10/2007	5/10/2007	292,355	292,355	-	5/10/2007
0000376305	5/21/2007	8/15/2007	245,272	247,418	2,146	8/15/2007
0000378002	5/22/2007	7/23/2007	298,889	293,285	(5,604)	7/23/2007
0000374865	5/23/2007	5/23/2007	528,019	542,539	14,521	5/23/2007
0000373779	5/25/2007	7/23/2007	404,022	406,042	2,020	7/23/2007
0000379701	5/30/2007	8/17/2007	395,096	387,194	(7,902)	8/17/2007
0000376921	5/31/2007	5/29/2007	359,532	359,981	449	5/29/2007
0000379859	5/31/2007	7/23/2007	96,415	95,451	(964)	7/23/2007
0000377932	6/1/2007	8/16/2007	174,760	166,241	(8,520)	8/16/2007
0000378701	6/5/2007	7/24/2007	874,890	882,545	7,655	7/24/2007
0000377762	6/6/2007	8/15/2007	320,170	312,966	(7,204)	8/15/2007
0000378301	6/6/2007	8/17/2007	545,500	545,500	-	8/17/2007
0000379200	6/6/2007	8/17/2007	175,922	172,184	(3,738)	8/17/2007
0000378219	6/8/2007	6/8/2007	700,898	711,412	10,513	6/8/2007
0000380975	6/11/2007	7/23/2007	232,393	230,360	(2,033)	7/23/2007
0000378523	6/15/2007	8/16/2007	234,502	230,691	(3,811)	8/16/2007
0000378492	6/19/2007	8/15/2007	434,552	429,120	(5,432)	8/15/2007
0000380891	6/28/2007	8/24/2007	210,581	212,950	2,369	8/24/2007
0000383783	6/28/2007	9/5/2007	276,201	276,201	-	9/5/2007

			Unpaid			Date
			Principal			Transferred
	Date		Amount	Fair Value at	Unrecognized	to Mortgage
	Originally	Date	on Date of	Repurchase	Gains	Loans Held
Loan No.	Sold	Repurchased	Repurchase	Date	(Losses)	for Investment	Comment
0000383111	6/29/2007	10/15/2007	$450,297	$450,297	$-	10/15/2007
0000384760	7/5/2007	9/7/2007	59,556	59,556	-	9/7/2007	Second mortgage
0000383321	7/6/2007	9/7/2007	87,273	87,273	-	9/7/2007	Second mortgage
0000384014	7/6/2007	9/7/2007	121,398	121,398	-	9/7/2007	Second mortgage
0000384048	7/6/2007	10/2/2007	67,345	67,850	505	10/2/2007
0000384301	7/12/2007	11/2/2007	89,339	91,684	2,345	11/2/2007
0000386724	7/13/2007	10/23/2007	367,577	368,496	919	10/23/2007
0000384842	7/18/2007	9/7/2007	91,326	91,326	-	9/7/2007	Second mortgage
0000383794	7/20/2007	9/7/2007	12,711	12,711	-	9/7/2007	Second mortgage
0000384918	7/20/2007	9/7/2007	69,096	69,096	-	9/7/2007	Second mortgage
0000380779	7/23/2007	11/2/2007	32,612	33,753	1,141	11/2/2007
0000383208	7/23/2007	10/2/2007	288,808	288,808	-	10/2/2007
0000384902	7/23/2007	8/8/2007	275,615	271,481	(4,134)	8/8/2007
0000387455	7/23/2007	9/7/2007	148,091	148,091	-	9/7/2007	Second mortgage
0000386316	7/27/2007	1/10/2008	76,040	76,040	-	1/10/2008
0000387760	7/27/2007	9/7/2007	52,415	52,415	-	9/7/2007	Second mortgage
0000386848	7/30/2007	9/7/2007	23,552	23,552	-	9/7/2007	Second mortgage
0000387513	7/30/2007	11/8/2007	321,637	329,276	7,639	11/8/2007
0000388152	7/30/2007	9/7/2007	45,805	45,805	-	9/7/2007	Second mortgage
0000383602	7/31/2007	11/8/2007	518,174	518,174	-	11/8/2007
0000383603	7/31/2007	9/7/2007	63,680	63,680	-	9/7/2007	Second mortgage
0000386048	7/31/2007	9/7/2007	133,116	133,116	-	9/7/2007	Second mortgage
0000386780	7/31/2007	9/7/2007	110,480	110,480	-	9/7/2007	Second mortgage
0000388419	7/31/2007	9/7/2007	172,853	172,853	-	9/7/2007	Second mortgage
0000388472	7/31/2007	9/7/2007	33,492	33,492	-	9/7/2007	Second mortgage
0000388498	7/31/2007	11/6/2007	377,907	383,575	5,669	11/6/2007
0000388621	7/31/2007	9/7/2007	101,723	101,723	-	9/7/2007	Second mortgage
0000386108	8/2/2007	9/12/2007	183,349	187,016	3,667	9/12/2007
0000386202	8/2/2007	9/12/2007	291,258	294,171	2,913	9/12/2007
0000387432	8/2/2007	10/9/2007	149,738	152,920	3,182	10/9/2007
0000387770	8/2/2007	9/24/2007	142,583	146,148	3,565	9/24/2007
0000387785	8/2/2007	10/15/2007	59,554	59,554	-	10/15/2007
0000383933	8/3/2007	11/8/2007	141,977	144,284	2,307	11/8/2007
0000385514	8/3/2007	11/2/2007	107,018	107,018	-	11/2/2007
0000385541	8/3/2007	9/7/2007	82,294	82,294	-	9/7/2007	Second mortgage
0000386886	8/3/2007	11/6/2007	190,418	190,418	-	11/6/2007
0000388616	8/3/2007	11/6/2007	146,115	146,115	-	11/6/2007
0000388687	8/3/2007	9/7/2007	47,523	47,523	-	9/7/2007	Second mortgage
0000389017	8/3/2007	9/7/2007	24,313	24,313	-	9/7/2007	Second mortgage
0000384348	8/6/2007	11/6/2007	163,561	163,561	-	11/6/2007
0000380328	8/8/2007	11/8/2007	730,330	730,330	-	11/8/2007
0000383148	8/8/2007	9/7/2007	124,616	124,616	-	9/7/2007	Second mortgage
0000387151	8/8/2007	11/6/2007	186,961	186,961	-	11/6/2007
0000389674	8/8/2007	9/7/2007	45,424	45,424	-	9/7/2007	Second mortgage
0000383141	8/10/2007	11/6/2007	498,008	500,498	2,490	11/6/2007
0000388263	8/10/2007	11/6/2007	184,244	184,244	-	11/6/2007
0000388413	8/10/2007	9/7/2007	51,402	51,402	-	9/7/2007	Second mortgage
0000389295	8/10/2007	11/6/2007	211,963	211,963	-	11/6/2007
0000389373	8/10/2007	9/7/2007	50,438	50,438	-	9/7/2007	Second mortgage
0000390584	8/10/2007	9/7/2007	20,728	20,728	-	9/7/2007	Second mortgage
0000387861	8/13/2007	9/7/2007	64,435	64,435	-	9/7/2007	Second mortgage
0000390568	8/15/2007	11/6/2007	180,303	181,204	902	11/6/2007
0000387977	8/16/2007	11/6/2007	448,085	448,085	-	11/6/2007
0000391441	8/17/2007	9/7/2007	35,183	35,183	-	9/7/2007	Second mortgage

			Unpaid			Date
			Principal			Transferred
	Date		Amount	Fair Value at	Unrecognized	to Mortgage
	Originally	Date	on Date of	Repurchase	Gains	Loans Held
Loan No.	Sold	Repurchased	Repurchase	Date	(Losses)	for Investment	Comment
0000389620	8/20/2007	9/7/2007	$48,660	$48,660	$-	9/7/2007	Second mortgage
0000392712	8/22/2007	9/7/2007	90,105	90,105	-	9/7/2007	Second mortgage
0000389032	8/23/2007	3/22/2008	388,488	393,344	4,856	3/22/2008
0000389795	8/23/2007	9/7/2007	116,754	116,754	-	9/7/2007	Second mortgage
0000391266	8/23/2007	2/6/2008	285,985	289,560	3,575	2/6/2008
0000389080	8/27/2007	9/7/2007	58,159	58,159	-	9/7/2007	Second mortgage
0000390829	8/27/2007	9/7/2007	61,284	61,284	-	9/7/2007	Second mortgage
0000388125	8/28/2007	10/18/2007	163,487	167,370	3,883	10/18/2007
0000391848	8/28/2007	1/10/2008	279,006	280,052	1,046	1/10/2008
0000388411	8/30/2007	11/6/2007	105,766	108,014	2,248	11/6/2007
0000386777	8/31/2007	3/22/2008	284,456	292,990	8,534	3/22/2008
0000390339	8/31/2007	9/7/2007	50,432	50,432	-	9/7/2007	Second mortgage
0000390635	8/31/2007	11/6/2007	488,577	488,577	-	11/6/2007
0000391526	8/31/2007	11/6/2007	170,101	168,825	(1,276)	11/6/2007
0000391531	8/31/2007	9/7/2007	20,993	20,993	-	9/7/2007	Second mortgage
0000392283	8/31/2007	11/6/2007	291,486	292,579	1,093	11/6/2007
0000392717	8/31/2007	11/6/2007	76,395	76,968	573	11/6/2007
0000393295	8/31/2007	2/6/2008	213,907	214,441	535	2/6/2008
0000393413	8/31/2007	10/23/2007	61,416	63,182	1,766	10/23/2007
0000392734	9/6/2007	9/7/2007	16,450	16,450	-	9/7/2007	Second mortgage
0000393755	9/14/2007	11/6/2007	307,655	308,808	1,154	11/6/2007
0000397794	9/28/2007	11/6/2007	490,469	503,344	12,875	11/6/2007
0000394599	10/3/2007	2/6/2008	34,484	34,484	-	2/6/2008
0000398973	10/12/2007	1/30/2008	193,848	196,998	3,150	1/30/2008
0000397237	10/18/2007	10/26/2007	229,819	234,416	4,596	10/26/2007
0000397546	10/18/2007	2/6/2008	290,205	292,744	2,539	2/6/2008
0000397836	10/29/2007	1/17/2008	249,140	250,697	1,557	1/17/2008
0000401347	11/1/2007	2/6/2008	285,493	290,132	4,639	2/6/2008
0000399618	11/2/2007	3/3/2008	380,195	381,145	950	3/3/2008
0000400563	11/2/2007	3/3/2008	178,995	180,562	1,566	3/3/2008
0000401874	11/2/2007	3/3/2008	333,152	333,984	833	3/3/2008
0000398717	11/7/2007	3/3/2008	144,115	145,376	1,261	3/3/2008
0000401129	11/7/2007	1/17/2008	185,702	187,327	1,625	1/17/2008
0000402579	11/8/2007	3/3/2008	76,192	76,859	667	3/3/2008
0000401965	11/15/2007	1/17/2008	115,918	116,353	435	1/17/2008
0000401640	11/19/2007	1/17/2008	211,187	210,131	(1,056)	1/17/2008
0000402731	11/19/2007	3/22/2008	312,154	308,642	(3,512)	3/22/2008
0000403623	11/19/2007	3/22/2008	93,729	95,135	1,406	3/22/2008
0000403657	11/19/2007	3/22/2008	126,225	127,961	1,736	3/22/2008
0000392356	11/28/2007	2/6/2008	64,205	64,285	80	2/6/2008
0000398830	12/3/2007	4/5/2008	265,824	265,824	-	4/5/2008
0000403313	12/3/2007	3/22/2008	231,169	230,880	(289)	3/22/2008
0000403460	12/3/2007	3/22/2008	269,530	275,931	6,401	3/22/2008
0000403834	12/3/2007	2/15/2008	177,994	178,439	445	2/15/2008
0000404076	12/3/2007	3/22/2008	272,738	277,511	4,773	3/22/2008
0000404161	12/3/2007	3/22/2008	414,833	418,981	4,148	3/22/2008
0000405156	12/3/2007	3/22/2008	300,564	303,570	3,006	3/22/2008
0000405179	12/3/2007	3/22/2008	63,509	63,747	238	3/22/2008
0000406217	12/3/2007	3/22/2008	367,155	364,401	(2,754)	3/22/2008

			Unpaid			Date
			Principal			Transferred
	Date		Amount	Fair Value at	Unrecognized	to Mortgage
	Originally	Date	on Date of	Repurchase	Gains	Loans Held
Loan No.	Sold	Repurchased	Repurchase	Date	(Losses)	for Investment	Comment
0000399498	12/5/2007	4/5/2008	$133,408	$135,909	$2,501	4/5/2008
0000402910	12/7/2007	3/22/2008	84,303	83,986	(316)	3/22/2008
0000404475	12/7/2007	3/22/2008	104,584	104,584	-	3/22/2008
0000405718	12/10/2007	4/2/2008	403,441	400,415	(3,026)	4/2/2008
0000401355	12/13/2007	4/2/2008	198,604	198,604	-	4/2/2008
0000403433	12/21/2007	3/6/2008	60,372	61,353	981	3/6/2008
0000404292	12/21/2007	4/14/2008	561,902	561,902	-	4/14/2008
0000406046	12/31/2007	4/2/2008	355,669	356,113	445	4/2/2008
0000407797	12/31/2007	4/14/2008	419,647	431,711	12,065	4/14/2008
0000408472	12/31/2007	4/14/2008	271,094	268,044	(3,050)	4/14/2008
0000405587	1/3/2008	5/2/2008	88,655	90,539	1,884	5/2/2008
0000407451	1/3/2008	3/6/2008	101,156	101,283	126	3/6/2008
0000409219	1/10/2008	5/7/2008	256,620	254,695	(1,925)	5/7/2008
0000405832	1/17/2008	5/2/2008	286,063	286,063	-	5/2/2008
0000409945	1/17/2008	5/2/2008	153,398	154,165	767	5/2/2008
0000410311	1/17/2008	5/2/2008	101,733	100,716	(1,017)	5/2/2008
0000410513	1/17/2008	5/7/2008	295,687	298,274	2,587	5/7/2008
0000411123	1/17/2008	5/7/2008	359,280	359,280	-	5/7/2008
0000408350	1/25/2008	5/2/2008	148,812	148,812	-	5/2/2008

			$36,290,743	$36,379,793	$89,050